Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities of the Company or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The new Shares are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The new Shares mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the new Shares will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

NON-EXEMPT CONNECTED TRANSACTIONS —
EXERCISE OF PRE-EMPTIVE RIGHTS BY DATANG AND COUNTRY HILL

Reference is made to the announcement of the Company dated 12 February 2015 in relation to (i) its entering into of the Share Purchase Agreement with the Investor, China Integrated Circuit Industry Investment Fund Co., Ltd. for the proposed issue of 4,700,000,000 New Shares under the Company’s general mandate and (ii) the pre-emptive rights of Datang and Country Hill in respect of the issue of the New Shares (the “Announcement”). Unless otherwise defined, capitalised terms used in this announcement have the meanings ascribed to them in the Announcement.

EXERCISE OF PRE-EMPTIVE RIGHTS BY DATANG AND COUNTRY HILL

In connection with the issue of the New Shares and pursuant to the Datang Subscription Agreement, Datang delivered an irrevocable notice to the Company on 2 March 2015 that it would be exercising its pre-emptive right in respect of the issue of the New Shares only for a total consideration of an amount equivalent to approximately RMB500 million. The subscription by Datang of the Datang Pre-emptive Shares will be based on the same terms and conditions that are substantially the same as the Investor Subscription. The Company will make such further announcement(s) as is/are necessary under the Listing Rules in relation thereto.

In connection with the issue of the New Shares and pursuant to the Country Hill Subscription Agreement, Country Hill delivered an irrevocable notice to the Company on 2 March 2015 that it would be exercising its pre-emptive right in respect of the issue of the New Shares only for a total consideration of an amount equivalent to approximately RMB170 million. The subscription by Country Hill of the Country Hill Pre-emptive Shares will be based on the same terms and conditions that are substantially the same as the Investor Subscription. The Company will make such further announcement(s) as is/are necessary under the Listing Rules in relation thereto.

LISTING RULES IMPLICATIONS

As each of Datang and Country Hill is a substantial Shareholder of the Company and thus a connected person of the Company, each of the Datang Further Subscription and the Country Hill Further Subscription will constitute a connected transaction of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. The Company will make such further announcement(s) as necessary if any agreement(s) is/are entered into by the Company with Datang or Country Hill regarding the above matters.

UNITED STATES SECURITIES LAW MATTERS

The New Shares, the Datang Pre-emptive Shares and the Country Hill Pre-emptive Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the New Shares, the Datang Pre-emptive Shares and the Country Hill Pre-emptive Shares in the United States. This announcement does not constitute an offer of any securities for sale.

GENERAL

Shareholders and potential investors should note that the completion of each of the Datang Further Subscription and the Country Hill Further Subscription is subject to the entering into of, and fulfillment of the conditions under, the relevant subscription agreement. As the issue of the Datang Pre-emptive Shares and the Country Hill Pre-emptive Shares may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 2 March 2015

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan
Carmen I-Hua Chang